Exhibit 99.14

CONSENT OF GLENN R. CLARK

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into i) the Annual Report on Form 40-F of Gammon Gold Inc. (the “Company”) and ii) the Company’s Registration Statement on Form F-10 (File No. 333-162371) being filed with the United States Securities and Exchange Commission:

1.	Information relating to the mineral reserve and mineral resource calculations for the El Cubo property;

2.	The technical report dated October 15, 2009 titled “El Cubo Gold Silver Mine, Guanajuato, Mexico” (the “Guanajuato Report”); and

3.	The annual information form of the Company dated March 23, 2011, which includes reference to the undersigned’s name in connection with information relating to the El Cubo property and the Guanajuato Report, and the properties described therein.

Date: March 23, 2011

By: /s/ Glenn R. Clark
Glenn R. Clark, P. Eng.
President, Glenn R. Clark & Associates